# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioAtla, Inc., CIK 0001826892
CUSIP: 09077B104
Title of class of securities: Common Stocks, par value $0,0001 per share
Address of issuer's principal executive offices: 11085 TORREYANA ROAD, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 07/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002060873

## Reporting persons
- OPOKA INVESTMENT FUND Co: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Poland (R9); sole voting power 0; shared voting power 2,810,331; sole dispositive power 0; shared dispositive power 2,810,331; aggregate amount beneficially owned 2,810,331 (4.8% of the class)
  Comment: Reporting Person is an investment fund company established under the Polish Act of 27 May 2004 on investment funds and management of alternative investment funds, supervised by the Polish Financial Supervision Authority

## Item 1. Issuer
Name of issuer: BioAtla, Inc.
Address of issuer's principal executive offices: 11085 TORREYANA ROAD, SAN DIEGO, CALIFORNIA, 92121

## Item 2. Person Filing
Name of person filing: Jacek Michalczyk
Address of principal business office or, if none, residence: Krolewska 18, 00-103 Warsaw
Citizenship: Poland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Reporting Person is an investment fund company established under the Polish Act of 27 May 2004 on investment funds and management of alternative investment funds, supervised by the Polish Financial Supervision Authority

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference. The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 58,024,691 shares of Common Stock. The reported event includes a 1% reduction in engagement and a simultaneous reduction of less than 5%.
Percent of class: 4.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,810,331
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,810,331

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- OPOKA INVESTMENT FUND Co: Jacek Michalczyk, Vice president (10/15/2025)